Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX PRESENTS REFINANCING PROPOSAL
TO ITS LENDERS UNDER ITS FINANCING AGREEMENT

MONTERREY, MEXICO, JUNE 29, 2012 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that during the meetings with its lenders to be held in New York today and in Madrid on July 2, 2012, CEMEX will outline a refinancing proposal (the “Proposed Transaction”) to its full syndicate of lenders under the Financing Agreement, dated as of August 14, 2009, as amended (the “Existing Financing Agreement”). The Proposed Transaction had been previously discussed and negotiated with a number of CEMEX's banks which hold approximately 50% of the existing exposures under the Existing Financing Agreement. The principal terms of the Proposed Transaction, which includes an exchange offer (the “Exchange Offer”) and a consent request (the “Consent Request”), are as follows:

Exchange Offer and Exchanging Participating Creditor Fee: CEMEX is proposing that creditors exchange their existing exposures under the Existing Financing Agreement into one or a combination of the following:

(a) new loans (the “New Loans”) or, for private placement notes, new private placement notes (the “New USPP Notes”), or
(b) up to U.S.$500 million in new high yield notes (the “New HY Notes”) to be issued by CEMEX, bearing interest at an annual rate of 9.5% and maturing in June 2018, having terms substantially similar to those of senior secured notes previously issued by CEMEX and/or its subsidiaries. The New HY Notes will be callable in 2016 and will be guaranteed by CEMEX México, S.A. de C.V., CEMEX España, S.A., CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V. and the New Guarantors referred to below. In the case of over-subscription, New HY Notes will be allocated pro rata, and the remaining balance of any subscription would be re-allocated to New Loans or New USPP Notes, as applicable. There will be priority allocation for tenders received within a 10 business day early tender period, and if, as a result of over-subscription due to tenders submitted during the early tender period, a tendering holder was not allocated at least 75% of its requested subscription to the New HY Notes, it will have the option to revoke its tender. The Exchange Offer will remain open for 30 business days.

Creditors that participate in the Exchange Offer will receive an exchange fee of 80 basis points calculated on the amount of their existing exposures under the Existing Financing Agreement exchanged for New Loans or New USPP Notes.

New Maturity, Initial Paydown, Springing Maturities and Intermediate Amortizations: The Proposed Transaction effectively treats the exposures of accepting participating creditors who elect to receive New Loans or New USPP Notes as being extended from February 14, 2014 to February 14, 2017 under a new facilities agreement (the “New Facilities Agreement”). In addition, the New Facilities Agreement will have the following required amortization payments: (i) U.S.$500 million on February 14, 2014, (ii) U.S.$250 million on June 30, 2016 and (iii) U.S.$250 million on December 16, 2016. If CEMEX does not paydown U.S.$1.0 billion by March 31, 2013, the maturity date of the New Facilities Agreement will revert to February 14, 2014. CEMEX may, with ⅔ participating creditor approval under the New Facilities Agreement, obtain a 90-day extension of the March 31, 2013 milestone date. In addition, the February 14, 2017 maturity date will be reset to earlier dates if any capital markets debt of CEMEX and/or its subsidiaries maturing prior to February 14, 2017 is not entirely refinanced prior to the maturity of such capital markets debt.

CEMEX has stated that sources for the initial U.S.$1.0 billion paydown may include select asset sales. CEMEX has identified a number of assets that could be sold for this purpose, including the potential sales of: (i) a minority stake in CEMEX operations in select countries; (ii) selected U.S. assets; (iii) selected European assets; and/or (iv) other non-core assets. The option to engage in any of these potential asset sales will be at the sole discretion of CEMEX.

Amended Pricing:

	Initial Interest	New Facilities Agreement Prepayments of U.S.$1.5 Bn	New Facilities Agreement Prepayments of U.S.$2.0 Bn
New Loans	Libor + 525	Libor + 500	Libor + 450
New US Dollar PPN	9.66%	9.41%	8.91%
New Yen PPN	7.375%	7.125%	6.625%

In addition, if at any date after April 1, 2015 the volume weighted average closing sale price of CEMEX’s ADS’s listed on the New York Stock Exchange exceeds U.S.$14.50 during the preceding 90-day period, the holders of the New Loans and the New USPP Notes will be entitled to an additional cash fee, payable 120 days after such date and at the end of each quarter thereafter, equal to 0.50% of the new exposures under the New Facilities Agreement (“New Facilities Agreement Exposures”) held by them at the time. If the New Facilities Agreement Exposures have been repaid in an aggregate amount equal to (or exceeding) U.S.$2.0 billion and up to U.S.$3.0 billion prior to the date of payment, such fee will be reduced pro rata based on the amount between U.S.$2.0 billion and U.S.$3.0 billion by which the New Facilities Agreement Exposures have been repaid, with no fee being payable at any time total exposures have been reduced by at least U.S.$3.0 billion

New Guarantors and Security Package: The New Facilities Agreement will benefit from guarantees on the same terms and from the same CEMEX companies as under the Existing Financing Agreement, which guarantees will remain in place, and, in addition, will also receive (together with the New HY Notes and all other senior capital markets debt issued or guaranteed by CEMEX other than the notes issued in connection with the perpetual securities) guarantees from the following subsidiaries (the “New Guarantors”) owned directly or indirectly by CEMEX España, S.A.: CEMEX Research Group AG, CEMEX Shipping B.V., CEMEX Asia B.V., CEMEX France Gestion, CEMEX UK and CEMEX Egyptian Investments B.V. The 2014 Eurobonds and the Existing Financing Agreement will not benefit from guarantees from the New Guarantors.

The New Facilities Agreement and the New HY Notes (together with all other senior capital markets debt issued or guaranteed by CEMEX, the notes issued in connection with the perpetual securities and long-term Certificados Bursátiles) will also benefit from a security package consisting of a first-priority security interest in (a) substantially all the shares of CEMEX México, S.A. de C.V.; Centro Distribuidor de Cemento, S.A. de C.V.; Corporación Gouda, S.A. de C.V.; Mexcement Holdings, S.A. de C.V.; New Sunward Holding B.V.; CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the "Collateral"), and (b) all proceeds of such Collateral.

Intercompany Claims: In the event of any insolvency or similar proceeding in relation to CEMEX, any amount payable under any intercompany claim by an obligor under the New Facilities Agreement will be subordinated to claims under the New Facilities Agreement and all other senior debt of such obligors.

In addition, the New Facilities Agreement will also benefit from a Mexican-law regulated voting trust mechanism, whereby intercompany claims of CEMEX entities incorporated in Mexico at any time would be voted in a concurso mercantil proceeding by a trustee instructed by the lenders under the New Facilities Agreement (the “New Facilities Agreement Lenders”).

Prepayments: The New Facilities Agreement will contain different prepayment provisions from those contained in the Existing Financing Agreement. CEMEX will be permitted to refinance debt maturing prior to February 14, 2017 or after such date by issuing new indebtedness that has the same security and obligors (including 2014 Eurobond refinancing with senior secured debt) as the debt being refinanced and will be permitted to refinance its subordinated optional convertibles with similar securities or equity-like instruments. After $1.5 billion is paid under the New Facilities Agreement, certain proceeds from asset sales, debt and equity issuances, securitizations and excess cash flows can be used to reduce capital markets debt of CEMEX and/or its subsidiaries maturing prior to February 14, 2017. After such indebtedness has been repaid or refinanced, certain of such funds may be used to reduce indebtedness maturing after February 14, 2017 or for other purposes as permitted under the New Financing Agreement.

Revised financial and other covenants: The New Facilities Agreement will contain revised financial covenants, including the requirement that CEMEX maintain a consolidated leverage ratio not to exceed 7.00x through December 31, 2013, reducing to 4.25x by December 31, 2016 and a consolidated coverage ratio of at least 1.50x through June 30, 2014, increasing to 2.25x by December 31, 2016.

With respect to other covenants, the New Facilities Agreement will generally contain the same covenants and exceptions as the Existing Financing Agreement, with some amendments, including amendments to accommodate the potential sale of minority stakes mentioned above and the refinancing of all capital markets debt of CEMEX and/or its subsidiaries maturing prior to February 14, 2017.

Consent Request and Participating Creditor Amendment Fee: The proposed Consent Request includes: (A) the consent of the majority participating creditors (under the Existing Financing Agreement) (66.67%) to certain amendments to the Existing Financing Agreement, including deletion of all mandatory prepayment provisions, representations, information and general undertakings, financial covenants and covenant reset date provisions, and events of default other than payment, insolvency and insolvency proceedings; and (B) the consent of the super majority participating creditors (under the Existing Financing Agreement) (85%) and the super majority instructing group (under the existing intercreditor agreement) (85%) to release, on the date of closing of the Proposed Transaction, all of the security created or granted in favor of the secured parties under the Existing Financing Agreement documentation.

Participating creditors that consent to the proposed amendments in the Consent Request will receive a consent fee equal to 20 basis points calculated on the amount of their existing exposures under the Existing Financing Agreement (the “Participating Creditor Amendment Fee”). In the event that at least one holder of existing private placement notes provides the consent to the proposed amendments in the Consent Request, all holders of existing private placement notes will receive the Participating Creditor Amendment Fee as required under the Existing USPP Note Purchase Agreement.

Conditions to the Proposed Transaction: Completion of the Proposed Transaction will be subject to the satisfaction or waiver of, among others, the following conditions: (A) the requisite consent levels for the proposed amendments under the Consent Request being obtained from the participating creditors; and (B) participating creditors representing at least 95% of existing exposures accepting the Exchange Offer.

The Proposed Transaction includes an offering of securities that is being conducted pursuant to Section 4(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and applicable exemptions under the laws of foreign jurisdictions. Participation in the Proposed Transaction is limited: (a) in the United States, to persons who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act or institutional “accredited investors” as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, and (b) outside the United States, to persons other than “U.S. persons” (as defined in Regulation S under the Securities Act) in reliance upon Regulation S under the Securities Act and who are "qualified investors" (within the meaning given at Article 2 of Directive 2003/71/EC (the Prospectus Directive)) or hold an equivalent status under applicable local laws and regulations. The securities to be offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities, in any jurisdiction in which such an offer, solicitation or sale would be unlawful.

THERE WILL NOT BE A REGISTRATION WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES, OR CNBV), AND NO PUBLIC OFFERING OR BROKERAGE ACTIVITIES MAY BE CONDUCTED IN MEXICO, EXCEPT PURSUANT TO A PRIVATE PLACEMENT EXEMPTION SET FORTH UNDER ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES), TO MEXICAN INSTITUTIONAL AND QUALIFIED INVESTORS. WE WOULD NOTIFY THE CNBV OF THE

TRANSACTION, INCLUDING ITS PRINCIPAL CHARACTERISTICS. SUCH NOTICE WILL BE DELIVERED TO THE CNBV FOR INFORMATION PURPOSES ONLY, AND THE DELIVERY TO AND THE RECEIPT BY THE CNBV OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY ANY CERTIFICATION AS TO INVESTMENT QUALITY OR OF OUR SOLVENCY. THE INFORMATION CONTAINED IS THE EXCLUSIVE RESPONSIBILITY OF CEMEX AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. The terms of the Proposed Transaction are subject to change and such change could be significant. No assurance can be given that the Proposed Transaction will be consummated on the terms described herein or on other terms, that lenders representing a sufficiently significant level of the outstanding principal amount will agree to the refinancing proposal or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release due to changes from time to time in the terms of the Proposed Transaction or for any other reason.

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